

Andy Finch · 3rd

President at RMI

Greater Phoenix Area · Contact info

500+ connections

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RMI

Indiana University - Kelley School of Business

Experience

President

RMI

Dec 2015 – Present · 5 yrs 8 mos

Phoenix, Arizona Area

Founder and President of RMI, a professional services company providing international consulting and implementation support for start-up creation and business growth. Fractional Executive Services as CEO, COO, Biz Dev, Revenue, etc.

Esterline Interface Technologies

4 yrs 8 mos

VP Business Development

Dec 2011 – Dec 2015 · 4 yrs 1 mo

Coeur d'Alene, ID

Responsibilities include strategic planning, B2B sales, product management, marketing, R&D, new product introduction, product development, account managment, and engineering functions. Business unit P&L's at Ester ...see more

Director Business Development

May 2011 – Dec 2011 · 8 mos

Responsibility for business unit including sales/applications engineering, program managment, product development, pricing, contracts, new business development, account management and service. ...see more

Advanced Manufacutring Manager / Service Manager

Advanced Input Systems

Aug 2010 – May 2011 · 10 mos

Led AMG personnel on all pre-production shipments while developing fixtures, jigs, assembly aides and assembly documentation prior to production release. Refined product transition, assembly documentation and test proce ...see more

Program Manager

Advanced Input Systems

Mar 2009 – Aug 2010 · 1 yr 6 mos

Responsible for account management, new product development, pricing, project management, product cost, product life cycle management, business development within accounts. ...see more

SprayCool - now Parker Aerospace

8 yrs 6 mos

Product Development Manager/Product Manager

Apr 2007 – Mar 2009 · 2 yrs

Responsibilities include product roadmaps, product positioning, partnership development, market research, strategic planning, pricing, product development, marketing collateral including whitepapers and editorials, and ...see more

Engineering Manager/Lead Systems Engineer

Feb 2002 – Apr 2007 · 5 yrs 3 mos

Architect mechanical and electrical systems for cooling and integrated embedded computing systems. Lead engineering development teams on program and product developments. Owned product from craddle to grave: Front end p ...see more

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Education

Indiana University - Kelley School of Business
MBA, Business

Purdue University
MS, Engineering

University of Idaho
BS, Mechanical Engineering

Licenses & certifications

Lean Bronze Certificate
SME

Volunteer experience

Scout Master, various
Boy Scouts of America
Oct 2000 – Dec 2019 • 19 yrs 3 mos
Education

Served as Scout Master, Varsity Team Coach, Venture Crew Chief, Chartered Organization Representative, Scout Committee Chairman for local troop.

Skills & endorsements

Product Development · 50

Endorsed by **Joe Baddeley and 8 others who are**

highly skilled at this

Endorsed by **10 of Andy's colleagues at Esterline Interface Technologies**

Manufacturing · 35

Endorsed by **Chris S. and 3 others who are highly skilled at this**

Endorsed by **4 of Andy's colleagues at Esterline Interface Technologies**

Program Management · 35

Endorsed by **Paul Kovarovic, who is highly skilled at this**

Endorsed by **6 of Andy's colleagues at Esterline Interface Technologies**

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